May 23, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010
Attention:	Ed Kelly and Craig Slivka

Re:	India Globalization Capital, Inc.
Registration Statement on Form S-1, initially filed on March 5, 2012 (File No. 333-179902) and amended on April 27, 2012

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, India Globalization Capital, Inc. (the “Registrant”), hereby requests that the effective date of the Registration Statement referred to above be accelerated to, and that such Registration Statement be declared effective on May 25, 2012 at 2:00 p.m., New York Time, or as soon thereafter as practicable, unless we or our US counsel, Shulman Rogers Gandal Pordy & Ecker, P.A., request, by telephone that such Registration Statement declared effective at some other time.

The Registrant acknowledges the following:

•
should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this matter.

Kindest regards,

/s/ Ram Mukunda
Ram Mukunda
President